UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  February 2, 2010

Commission File Number:  001-34395

China Networks International Holdings Ltd.
(Exact name of registrant as specified in its charter)

9 Dong San Huan Zhong Lu, Suite 1101
Chaoyang District, Beijing, 100020
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

China Networks subsidiary Advertising Networks Limited Enters into Supplementary Agreement with Kunming TV Extending the Deadline for Required Capital Contribution

On February 2, 2010, China Networks International Holdings Ltd. (“China Networks”) announced that its wholly-owned subsidiary, Advertising Networks Limited (“ANL”), entered into a supplemental agreement with Kunming TV that extends the deadline for certain required capital contributions.

China Networks Announces Resignation of Director

On February 2, 2010, China Networks also announced that Donald Quinby, China Networks director, resigned from his position as a director.

The Company's press release regarding the foregoing matters is attached hereto as Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Press Release, dated February 2, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

China Networks International Holdings Ltd.
	By:	/s/ Xin Yan Li
Xin Yan Li
Chief Financial Officer
Date: February 2, 2010

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated February 2, 2010